Exhibit 99.1

PRESS RELEASE

Yandex Announces Proposed Offering of US$600 Million Convertible Senior Notes and an Increase in the Company’s Open Market Share Repurchase Plan

Moscow and The Hague, December 10, 2013—Yandex N.V. (NASDAQ: YNDX) (“Yandex” or the “Company”), one of Europe’s largest internet companies and the leading search provider in Russia, today announced that it proposes to offer US$600 million in aggregate principal amount of convertible senior notes due 2018 (the “notes”), subject to market conditions and other factors. The Company intends to grant to the initial purchasers a 30-day option to purchase up to an additional US$90 million principal amount of notes solely to cover over-allotments, if any.

The notes will be convertible into cash, Class A shares of Yandex or a combination of cash and Class A shares, at Yandex’s election. Interest on the notes will be payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2014. The notes will mature on December 15, 2018, unless earlier redeemed, repurchased or converted in accordance with their terms. The interest rate, initial conversion rate and other terms of the notes will be determined at the time of pricing of the offering. The notes will be senior unsecured obligations of Yandex.  Yandex will not have the right to redeem the notes prior to maturity, except in connection with certain changes in tax laws.

The Company intends to use a portion of the net proceeds from the offering to repurchase outstanding Class A shares. The remainder of the proceeds will be used for general corporate purposes.

In connection with the offering, the Company’s Board of Directors has authorized an increase in the Company’s existing 12 million share repurchase program by 3 million shares, to a total of up to 15 million shares. Such Class A shares may be purchased from time to time in open market transactions.  The timing and amount of share repurchases will depend on a variety of factors, including market conditions. Yandex intends to make all repurchases in compliance with applicable regulatory guidelines and to administer the program in accordance with applicable laws, including Rule 10b-18 under the Securities Exchange Act of 1934, as amended. As of December 9, 2013, the Company had repurchased 7.9 million shares under the program. The amended repurchase program may be in effect through November 20, 2014.

The notes and any Class A shares deliverable upon conversion of the notes, have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws. They may not be offered or sold within the United States or to U.S. persons, except to qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act or to certain non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, in the United States or elsewhere, and shall not constitute an offer, solicitation or sale of the notes or the Class A shares in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending offering of the notes, and there can be no assurance that the offering will be completed.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “will,” “may” or other words that convey judgments about future events or outcomes indicate such forward-looking statements. Yandex may also make forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. All information provided in this press release is as of the date of the issuance, and Yandex undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements are subject to risks, uncertainties and assumptions. Our actual results of operations may differ materially from those stated in or implied by such forward-looking statements as a result of a variety of factors, including, among others, whether or not the Company will offer the notes or consummate the offering; the anticipated terms of the notes and the offering and the anticipated use of the proceeds of the offering; acceptance by users of new products and services (including, without limitation, products and services for mobile devices and alternative platforms); Yandex’s ability to compete with new or existing competitors; reduction in spending by, or loss of, advertising customers or ad network partners; Yandex’s ability to manage its operating expenses effectively; risks associated with Yandex’s distribution arrangements with third parties; Yandex’s ability to protect its intellectual property and the value of its brands; potential liability for information or content retrieved, linked or distributed from our websites; risks associated with the laws and regulations of Russia and other countries in which we operate; changes in regulations or user concerns regarding privacy and protection of user data, or failure to comply with related laws; breaches in Yandex’s security measures; interruptions or delays in the provision of Yandex’s services; risks related to Yandex’s international operations; risks related to joint ventures and the integration of acquisitions; dependence on third parties for technology, services, content, and distribution; and general economic conditions. Further information regarding these and other risks is included in Yandex’s annual report on Form 20-F for the year ended December 31, 2012 and other filings with the U.S. Securities and Exchange Commission.

ABOUT YANDEX

Yandex (NASDAQ: YNDX) is one of the largest European internet companies, providing a wide variety of search and other online services. Yandex’s mission is to help users solve their everyday problems by building people-centric products and services. Based on innovative technologies, the company provides the most relevant, locally tailored experience on all digital platforms and devices. Yandex operates Russia’s most popular search engine and also serves Ukraine, Belarus, Kazakhstan and Turkey.

Contacts:

Investor Relations

Greg Abovsky, Katya Zhukova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations

Ochir Mandzhikov, Asya Melkumova

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru